SCHEDULE 13G

                               (RULE 13D-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13-1(B), (C) AND (D) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2.

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*



                               Tellium, Inc.
                      --------------------------------
                              (Name of Issuer)


                  Common Stock, Par Value $0.001 Per Share
                      --------------------------------
                       (Title of Class of Securities)


                                87967E 107
                      --------------------------------
                               (CUSIP Number)


                             December 31, 2001
                      --------------------------------
          (Date of Event Which Requires filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ]  Rule 13-1(b)

              [ ]  Rule 13-1(c)

              [X]  Rule 13-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required In the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87967E107             13G               Page 2 of 8 Pages


1   NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

        Thomas Weisel Partners Group LLC         94-3310171

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                 (See Instructions)      (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           6,891,386

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        6,891,386

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,891,386 Shares, comprised of (i) 6,691,296 shares reported as beneficially owned by TWCP LLC (ii) 182,750 shares owned by Thomas Weisel Partners LLC, a broker/dealer registered with the SEC, of which TWP Group is the managing member, and (iii) 17,340 shares owned by a general partnership which is managed by an officer of TWP Group.


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 6.1%

12  TYPE OF REPORTING PERSON (See Instructions)

        HC,OO

CUSIP No. 87967E107             13G               Page 3 of 8 Pages


1   NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

        Thomas Weisel Capital Partners LLC         94-3331306

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                 (See Instructions)      (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           6,691,296

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                       6,691,296

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,691,296 Shares, comprised of (i) the 5,643,149 shares owned by TWCP Partnership, (ii) 1,018,147 shares owned by other investment partnerships of which TWCP LLC is either the general partner or the managing member of the general partner, and (iii) options to purchase 30,000 shares held by William Bunting, a director of the Issuer and a partner of TWP Group.


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 6.0%

12  TYPE OF REPORTING PERSON (See Instructions)

        IA,OO

CUSIP No. 87967E107             13G               Page 4 of 8 Pages


1   NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

        Thomas Weisel Capital Partners, L.P.       94-3331308

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                 (See Instructions)      (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           5,643,149

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                       5,643,149

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,643,149 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 5.0%

12  TYPE OF REPORTING PERSON (See Instructions)

        PN

                                SCHEDULE 13G


This Statement on Schedule 13G, relating to the common stock, par value $0.001 per share (the "Common Stock"), issued by Tellium Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of Thomas Weisel Partners Group LLC ("TWP Group"), Thomas Weisel Capital Partners LLC ("TWCP LLC"), and Thomas Weisel Capital Partners, L.P. (" TWCP Partnership") (collectively, the "Reporting Persons"). TWP Group is the managing member of TWCP LLC. TWCP LLC is the managing member of TWCP Partnership. The percentages reported herein are based on there being 112,370,747 shares of Common Stock issued and outstanding, as of September 30, 2001, as reported by the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.


Item 1(a).  Name of Issuer:

            Tellium, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            2 Crescent Place
            Oceanport, New Jersey  07757-0901


Item 2(a).  Name of Person Filing:

            This Schedule 13G is filed by TWP Group, TWCP LLC, and TWCP Partnership.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            One Montgomery Street, Suite 3700
            San Francisco, CA  94104


Item 2(c).  Citizenship:

            Each of the Reporting Persons is a citizen of Delaware.


Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $0.001 per share.


Item 2(e).  CUSIP Number:

            87967E107


Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:

            Not Applicable.


Item 4.     Ownership.

TWP Group
---------

          (a) Amount beneficially owned: 6,891,386 Shares, comprised of (i) 6,691,296 shares reported as beneficially owned by TWCP LLC, (ii) 182,750 shares owned by Thomas Weisel Partners LLC, a broker/dealer registered with the SEC, of which TWP Group is the managing member, and (iii) 17,340 shares owned by a general partnership which is managed by an officer of TWP Group.

          (b) Percent of class: Approximately 6.1% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

          (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 6,891,386

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                6,891,386

TWCP LLC
--------

          (a) Amount beneficially owned: 6,691,296 Shares, comprised of (i) the 5,643,149 owned by TWCP Partnership, (ii) 1,018,147 shares owned by other investment partnerships of which TWCP LLC is either the general partner or the managing member of the general partner, and (iii) options to purchase 30,000 shares held by William Bunting, a director of the Issuer and a partner of TWP Group.

          (b) Percent of class: Approximately 6.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

          (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 6,691,296

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                6,691,296

TWCP Partnership
----------------

          (a) Amount beneficially owned: 5,643,149 Shares.

          (b) Percent of class: Approximately 5.0% of the outstanding
Common Stock

          (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 5,643,149

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                5,643,149

     Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934.


Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
          Company:

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.


Item 9.   Notice of Dissolution of Group:

          Not Applicable.


Item 10.  Certification:

          Not Applicable.

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2002

                               THOMAS WEISEL PARTNERS GROUP LLC


                               By: /s/ David A. Baylor
                                   ------------------------------------
                                   David A. Baylor,
                                   General Counsel & Secretary


                               THOMAS WEISEL CAPITAL PARTNERS LLC


                               By: /s/ Marianne Winkler
                                   ------------------------------------
                                   Marianne Winkler,
                                   Chief Financial Officer, Private Equity


                               THOMAS WEISEL CAPITAL PARTNERS, L.P.

                               By:  Thomas Weisel Capital Partners LLC,
                                    its general partner


                                    By: /s/ Marianne Winkler
                                        -------------------------------
                                        Marianne Winkler,
                                        Chief Financial Officer, Private Equity

                                                              EXHIBIT A
                                                              ---------

                           JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the Common Stock, Par Value $0.001 per share, of Tellium, Inc., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2002

                               THOMAS WEISEL PARTNERS GROUP LLC


                               By: /s/ David A. Baylor
                                   ------------------------------------
                                   David A. Baylor,
                                   General Counsel & Secretary


                               THOMAS WEISEL CAPITAL PARTNERS LLC


                               By: /s/ Marianne Winkler
                                   ------------------------------------
                                   Marianne Winkler,
                                   Chief Financial Officer, Private Equity


                               THOMAS WEISEL CAPITAL PARTNERS, L.P.

                               By:  Thomas Weisel Capital Partners LLC,
                                    its general partner


                                    By: /s/ Marianne Winkler
                                        -------------------------------
                                        Marianne Winkler,
                                        Chief Financial Officer, Private Equity